dowctrleadSpecial meeting of Shareholders:

A special meeting of shareholders of the M.S.B. Fund, Inc. was held on April 20, 2000. At the meeting the shareholders voted on the approval of the following proposals:

For                          Against                           Abstain
1,767,782 (56.72%)              53,453  (1.71%)           45,120 (1.44%)

To elect Timothy A. Dempsey and David F. Holland as directors for terms expiring in 2003

           Timothy A. Dempsey:  1,818,131 (58.34%)
           David F. Holland: 1,818,158 (58.34%)

3.   To ratify the selection of Arthur Anderson LLP as independent auditors for the Funds fiscal year  ending December 31, 2000.

For                                 Against                      Abstain
1,811,517 (58.13%)        14,254 (0.45%)           40,584 (1.30%)